Filed Pursuant to Rule 433

Registration No. 333-182469

Contact:	Jim Ankner (News Media)
(O): (212) 770-3277
(C): (917) 882-7677

Liz Werner (Investment Community)
(O): (212) 770-7074

AIG ANNOUNCES U.S. DEPARTMENT OF THE TREASURY PRICING

OF OFFERING TO SELL AIG COMMON STOCK

NEW YORK, September 10, 2012 – American International Group, Inc. (NYSE: AIG) today announced that the U.S. Department of the Treasury (Treasury) has priced an offering of approximately 553.8 million shares of its AIG common stock at the initial public offering price of $32.50 per share. Treasury has also granted a 30-day option to the underwriters for the offering to purchase up to an additional approximately 83.1 million shares to cover over-allotments, if any. In connection with Treasury’s offering, AIG has agreed to purchase approximately 153.8 million shares of AIG common stock in the offering at the initial public offering price for an aggregate purchase amount of approximately $5 billion.

“This offering, Treasury’s largest to date, makes America whole on its investments in AIG plus a profit,” said Robert H. Benmosche, AIG President and Chief Executive Officer. “We are close to achieving what most outside AIG thought unimaginable. The people of AIG never lost faith, kept working, and are grateful for being given the chance to make good on this goal.”

Treasury currently owns approximately 53.4 percent of AIG’s common stock outstanding. Assuming completion of this offering and a $5 billion share repurchase at the initial public offering price of $32.50 per share, Treasury would own approximately 21.5 percent of AIG’s common stock then outstanding (approximately 15.9 percent if the over-allotment option is exercised in full).

Citigroup, Deutsche Bank Securities Inc., Goldman, Sachs & Co., and J.P. Morgan Securities LLC have been retained as joint global coordinators for the offering. BofA Merrill Lynch, Barclays Capital Inc., Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, UBS Securities LLC, Wells Fargo Securities, LLC and Credit Suisse Securities (USA) LLC have been retained as joint book-runners for the offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, no assurance can be given that the offering or purchase will be completed. These forward-looking statements are not historical facts

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but instead represent only AIG’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside AIG’s control. Except for AIG’s ongoing obligation to disclose material information as required by federal securities laws, AIG is not under any obligation (and expressly disclaims any obligation) to update or alter any projections, goals, assumptions, or other statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

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AIG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that AIG has filed with the SEC for more complete information about AIG and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, AIG, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from (i) Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, by calling 800-831-9146 or emailing batprospectusdept@citi.com, (ii) Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by calling 1-800-503-4611, or by emailing prospectus.cpdg@db.com, (iii) Goldman, Sachs & Co. Attn: Prospectus Department, 200 West Street, New York, New York 10282, by calling toll-free 866-471-2526, by faxing 212-902-9316 or by emailing prospectus-ny@ny.gmail.gs.com, or (iv) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling 866 803-9204.

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American International Group, Inc. (AIG) is a leading international insurance organization serving customers in more than 130 countries. AIG companies serve commercial, institutional, and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.

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